UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bonanza Creek Energy, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

097793400
(CUSIP Number)

April 28, 2017[1]
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons are filing this amendment to adjust the amount of Common Stock (as defined below) of Bonanza Creek Energy, Inc. (the "Issuer"), which the Reporting Persons previously reported on the Schedule 13G filed by the Reporting Persons on May 8, 2017.  This adjustment to the amount of Common Stock is the result of a final distribution under the Bonanza Creek Energy, Inc. Chapter 11 reorganization.

CUSIP No.	097793400

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,320,588

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,320,588

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,320,588

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	097793400

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,320,588

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,320,588

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,320,588

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	097793400

Item 1.	(a).	Name of Issuer:

Bonanza Creek Energy, Inc.

(b).	Address of issuer's principal executive offices:

410 17th Street, Suite 1400 Denver, Colorado 80202

Item 2.	(a).	Name of person filing:

This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA");

(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP").

(b).	Address or principal business office or, if none, residence:

The address of the business office of WA and WGP is: 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416

(c).	Citizenship:

WA and WGP are organized under the laws of the State of Delaware.

(d).	Title of class of securities:

Common Stock, $0.01 par value per share (the "Common Stock")

(e).	CUSIP No.:

097793400

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	097793400

Item 4.	Ownership.

(a)	Amount beneficially owned:

WA is deemed to be the beneficial owner of 2,320,588 shares of Common Stock. WGP is deemed to be the beneficial owner of 2,320,588shares of Common Stock.

(b)	Percent of class:

WA is deemed to beneficially own 11.4% of the Common Stock. WGP is deemed to beneficially own 11.4% of the Common Stock

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote
WA has shared voting power with respect to 2,320,588 shares of the Common Stock. WGP has shared voting power with respect to 2,320,588 shares of the Common Stock.

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of
WA has shared dispositive power with respect to 2,320,588 shares of the Common Stock. WGP has shared dispositive power with respect to 2,320,588 shares of the Common Stock.
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All of the Common Stock is held in the accounts of WA's clients, none of which individually own more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2017
(Date)

WHITEBOX ADVISORS LLC

/s/ Elissa Weddle
(Signature)

Elissa Weddle Chief Legal Officer
(Name/Title)

August 4, 2017
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Elissa Weddle
(Signature)

Elissa Weddle Chief Legal Officer
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G Amendment No. 1 for the Common Stock, $0.01 par value per share of Bonanza Creek Energy, Inc.

August 4, 2017
(Date)

WHITEBOX ADVISORS LLC

/s/ Elissa Weddle
(Signature)

Elissa Weddle Chief Legal Officer
(Name/Title)

August 4, 2017
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Elissa Weddle
(Signature)

Elissa Weddle Chief Legal Officer
(Name/Title)